PART II

OFFERING MEMORANDUM DATED OCTOBER 14, 2025

TerraCycle US Inc.

121 New York Avenue
Trenton, NJ, 08638

Up to $5,000,000 of Shares of Non-Voting Class B Preferred Stock

Minimum Investment Amount: $1,000.50 **(not including 3% investor processing fee)**

TerraCycle US Inc. is offering up to $5,000,000 worth of the Company's Non-Voting Class B Preferred Stock at a price of $6.67 per share (Shares). The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The Company must reach its Target Amount of $50,000 by April 30, 2026, the end date of the offering (the "Deadline"). Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Each investor must invest a minimum of $1,000.50 (150 shares).

Additionally, all investors will be required to pay a fee ("Investor Fee") to the Company to help offset transaction costs equal to 3.0% per investment. DealMaker Securities LLC will receive a cash commission on this fee. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000.50 minimum securities purchase amount per investor, making the total minimum investment amount, inclusive of the investor fee, $1,030.52.

If no Bonus Shares are awarded, the minimum number of shares available in this offering is 7,278 (for $50,000) and the maximum possible shares issued is 727,791 (for $5,000,000).

Bonus Shares:

Certain investors are also eligible for Bonus Shares through a series of time-based and/or amount-based incentives, and existing shareholder status.

Bonus Shares are awarded at the time an investment is accepted, and will be issued in the same class as the base shares purchased (Non-voting Class B Preferred Stock). An investor or investment may be eligible for multiple Bonus Shares, and the bonuses are cumulative. Thus, the number of Bonus Shares for which any given investment is eligible is calculated by summing each of the following applicable categories.

All investments are eligible for time-based incentives, if investments are made within the following time periods: (1) investments placed within the first 30 days of the offerings launch date, or or prior to 11:59 pm EST on 11/12/2025, will receive an additional 15% in Bonus Shares, (2) investments placed between 30 - 60 days of the offerings launch

date, or between 12:00 am EST on 11/13/2025 EDT and 11:59 pm EDT on 12/12/2025, will received an additional 10% in Bonus Shares, and (3) investments placed between 60 - 90 days of the offerings launch date, or between 12:00am EDT on 12/12/2025 and 11:59 pm EDT on 01/11/2026, will receive an additional 5% in Bonus Shares.

All investments are eligible for amount-based incentives, if their investment amount falls within the following ranges: (1) investments between $5,000 - $9,999 will receive an additional 5% in Bonus Shares, (2) investments between $10,000 - $24,999 will receive an additional 10% in Bonus Shares, and (3) investments equal to or greater than $25,000 will receive an additional 15% in Bonus Shares. Amount-based incentives are not cumulative across multiple investments, but rather only apply to individual investments.

Additionally, existing shareholders who own Class A Preferred Shares are eligible for additional 10% Bonus Shares regardless of the amount and timing of their investment.

All of these incentives are summarized in the table below.

Incentive Category	Investment Criteria Eligibility	Bonus Shares Tiers Awarded %
Time-based	0 - 30 days	15%
	30 - 60 days	10%
	60 - 90 days	5%
Amount-based	$5,000 - $9,999	5%
	$10,000 - $24,999	10%
	$25,000+	15%
Existing Shareholder	Class A Preferred Shareholder	10%

Incentives are stackable. Within a Category (Time-based, Amount-based or Existing Shareholder), any single investment can qualify for only one of the bonus tiers. For example, a $15,000 investment received on day 45 will be eligible to receive the 30 – 60 day time-based incentive (or 10% Bonus Shares) and the $10,000 - $24,999 amount-based incentive (an additional 10% Bonus Shares), but is not eligible to additionally receive the 60 – 90 day time-based incentive (+5% Bonus Shares) or the $5,000 - $9,999 amount-based incentive (+5% Bonus Shares) even though the investment was received within the first 90 days of the launch date and exceeded $5,000. In this scenario, only 20% bonus shares (10% + 10% Bonus Shares) would be awarded, not 30% (10% + 10% + 5% + 5% Bonus Shares).

There is one exception: If an investor is an existing Class A Preferred Shareholder (which Category provide an additional 10% Bonus Shares), who invested over $25,000 (+15% Bonus Shares) within the first 30 days of the offering's launch, or prior to 11:59pm EST on 11/12/2025 (+15% Bonus Shares), then the maximum number of Bonus Shares an investor can receive is 40%.

If the maximum number of Bonus Shares is awarded for all funds raised, (40%), the minimum number of shares available in this this Regulation CF offering is 10,190 (for $50,000) and the maximum possible shares issued in is offering is 1,018,907 (for $5,000,000).

Bonus Shares based on the amount of investment will be based on a single transaction and are not cumulative of multiple purchases. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

Unless the context requires otherwise, references in this Offering Memorandum to the term "TerraCycle," "we," or "the Company" refers to TerraCycle US Inc. and its consolidated subsidiaries. The term "TCI," or "parent" refers to our parent company, TerraCycle, Inc. The information contained on the websites referenced in this Form C is not incorporated by reference into this filing. Further, the Company's references to website URLs are intended to be inactive textual references only.

Unless otherwise indicated, amounts related to the Company's consolidated financial statements and information derived from them in "The Company and its Business - Property" and "Financial Discussion" in this Offering Memorandum are in thousands.

On September 4, 2025, the Company effectuated a 100-for-1 stock split; all the share numbers in this Offering Memorandum are on a post-split basis.

THE COMPANY AND ITS BUSINESS

TerraCycle's Business

Overview

Our parent company, TerraCycle, Inc., (hereinafter "TerraCycle") is a global leader in the collection and recycling of traditionally hard-to-recycle waste. It operates through subsidiaries in the Americas, Europe, Asia-Pacific, and Oceania. The company in which you are invited to invest, TerraCycle US, Inc., (hereinafter, "the Company") is owned 71.8% by TerraCycle, Inc. and 28.2% by investors in our first Regulation A capital raise which was initiated in 2018 and concluded in 2020. The Company has been operating and generating revenue in the U.S. since January 1, 2014. For the avoidance of doubt, the offering in the Company is limited to the US operating company which, as of the December 31, 2024 audit, represents approximately 60% of TerraCycle's revenue, and does not include interests in TerraCycle outside of the US or non-TerraCycle (recycling) activities, such as Loop (a reuse system which principally operates in France). When we use the word "We" in this document, we're referring to the Company.

The Company's mission is to eliminate waste while maintaining a profitable business. It focuses on hard-to-recycle waste streams by creating national collection platforms funded by consumer product companies, retailers, cities and municipalities, manufacturers, distribution centers, small businesses, and individuals. The collected waste is recycled and sold to manufacturers to create new products, and where possible, we work to integrate hard-to-recycle materials into specific products.

The Company focusses on this underdeveloped area of recycling and has expanded its scope of services to other countries. Most waste streams are not recycled because the cost of collection and processing exceeds the value of the recovered material. To address this, TerraCycle developed innovative business models that generate value beyond the material itself, enabling us to recycle items such as toothpaste tubes, contact lens cases, water filters, candy wrappers, coffee bags, and packaging for fragrances, skincare, and haircare products, among many others.

The Company's operations teams manage our owned sorting and processing centers located in Illinois, Massachusetts and New Hampshire, as well as source and onboard third-party material processors who convert the collected materials according to the Company's specifications. Materials are processed through mechanical sortation, conversion and compounding to produce new recycled raw materials which are then used in manufacturing new products.

We recycle the waste collected through these programs into primarily raw materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PP, PET, aluminum, and other traditionally non-recyclable combinations that include engineering grade plastics. The principal output of our recycling processes are lower-end material mixtures often comprised of multiple polymers, which can be used by manufacturers that produce industrial-type products that are typically of simple design and less sensitive to material composition. Some examples of these products include plastic lumber, plastic containers, plastic shipping pallets and large containers used for carrying objects.

Principal Products and Services

In 2024, the Company offered four principal products and services but has since reclassified these into beginning in 2025. In 2024 those principal product and services were Sponsored Waste ("SW"), Zero Waste Boxes ("ZWB"), Material Sales ("MS"), and Regulated Waste ("RW"). In 2025 these four principal products and services were reclassified and generally renamed as follows: Sponsored Waste is now called Programs, Zero Waste Boxes is now called Direct, and Materials Sales and Regulated Waste are now combined and now called Commercial.

As of 2025, the Company offers three principal products and services.

The first principal product and service we offer is referred to as "Programs". We design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These Programs are sponsored and funded by manufacturers or brands and are free to the public and offered on our website, www.TerraCycle.com. For example, Colgate has contracted with us to launch and manage a national recycling program to collect and recycle its oral care products and packaging. These Programs generally offer the individuals and entities collecting the waste "TerraCycle Rewards", which are points that can be converted into donations to charities. Everyone, including individuals, schools, office buildings, municipalities, etc., may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, is shipped to one of our warehouses using a free third-party logistics provider mailing label that can be downloaded from the TerraCycle website.

The costs for i) shipping the waste to our warehouse for storage, ii) to our recycling partners, and iii) and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as for significant marketing and promotional services in many cases.

The waste items collected from the Programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular type of waste from which we can economically recycle into raw or new materials. We arrange for the waste to be transported and recycled from the warehouses to one of our owned or a third-party recycling facility. If a third-party, we pay the recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. Non-compliant materials (e.g. products unrelated to category), contamination (e.g. food or other residual products), or material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery.

The second principal product and service we offer is referred to as "Direct". We sell storage containers or "Zero Waste Boxes" directly or through purchase orders to customers who wish to collect a specific waste stream like coffee capsules or category of waste such as non-compostable kitchen or bathroom waste not sponsored by a brand. Once a box is filled with the specified waste, the customer arranges a third-party logistic provider pick up to collect and deliver the waste to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials. The boxes are affixed with a prepaid shipping label.

We also sell these boxes directly to end users through our website, to resellers like Staples, to major corporate customers like Amazon and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box service for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and the complexity of the sorting required.

Similar to Programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

The third principal product and service we offer is referred to as "Commercial". The Company sells boxes for the pre-paid return of light bulbs and electronics, bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled at our facility in Illinois.

Commercial includes acquired companies Complete Recycling Solutions (CRS), acquired in May 2023 with locations in Massachusetts and New Jersey, and North Coast Services LLC (NC), acquired in September 2024 with a location in New Hampshire. Through CRS, we recycle lighting and electronic waste including materials such as mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB (Polychlorinated biphenyls) and Non-PCB lights ballasts.

Principally operating in Maine and New Hampshire, NC collects and assures processing or reuse of Universal Waste (principally light bulbs) and e-waste (principally televisions) and well as facilitates secure data destruction services. Universal Waste is further defined at (https://www.epa.gov/hw/universal-waste). In Maine, where the state has legislated for e-waste to be dropped off at a range of state-owned transfer stations, NC is approved for collections from all such Maine facilities. In both Maine and New Hampshire, and to a limited extent other nearby New England states, NC collects from schools, universities, health care institutions, environmental service companies, light industrial facilities and from businesses. We do not own and operate Universal Waste processing facilities; rather, all collected waste is shipped directly to third-party EPA (Environmental Protection Agency) registered Universal Waste processing companies.

The main industries served by Commercial are contractor, distribution, government and various commercial businesses including manufacturing and property management companies. There is competition in the Universal Waste space, as there are companies, many much larger than us, that collect and process Universal Waste. The main industries served by our regulated waste line of business are contractor, distribution, government and various commercial businesses including manufacturing and property management companies. We believe that our key differentiator in this space is our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our uncommon ability among waste collectors to generate favorable publicity for our clients.

Within Commercial, the Company also recycles a wide range of traditionally non-recyclable materials collected through the Direct and Programs products and services. In some cases, our sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at our Company headquarters in Trenton, NJ, we perform sample testing; outsource any production work to strategic processors to ensure the sample meets client needs. When an order is ready to move into production, aggregated loads of materials from our storage facilities are transported to one of several third-party processing facilities. This third-party recycling center will then perform the necessary processing work such as shredding, washing, drying, pelletizing, compounding, etc. to produce recycled pellets that meet customer specifications and often the processed materials are sent to our client's third-party manufacturer for immediate incorporation into new products.

Competitive Advantage

We operate in a competitive industry, which includes competitors in specialty recycling / recycling for hard to recycle materials that tend to be more industry focused (i.e. just cosmetics) with limited geographic coverage (i.e. just one state/region). Our advantage is that the Company can and does recycle hundreds of different waste streams, such as most consumer package goods and their packages, regulated and universal waste, cigarette buts, toys, dirty diapers, shoes, and many others across all of the US (and through international subsidiaries, in Europe and the Asia-Pacific region). These solutions also come with a more comprehensive range of value-add services (account management, customer engagement, marketing, PR, etc.) throughout the recycling process with drive tangible return on investment for its clients. Additionally, TerraCycle has a sophisticated R&D team and laboratory which continuously develop recycling solutions for new waste streams, keeping TerraCycle at the forefront of recycling innovation. This combination of flexible multi-national recycling solutions, value add services, and cutting-edge innovation has allowed TerraCycle to build a client list of the world's largest consumer package goods companies and their retailers.

Employees

Our workforce is comprised of our employees (both full-time and part-time), employees of our parent company who spend a portion of their time to help manage our day-to-day operations (discussed in more detail under the "Interest of Management and Others in Certain Transactions" section below), and independent contractors. As of August 15, 2025, we have 162 employees including 156 full-time and 6 part-time employees.

Regulation

Our core business offering is to collect, store, transport, and recycle post-consumer materials categorized as recyclable materials, reclaimed materials or universal waste. By legitimately recycling all collected materials TerraCycle is exempt from the solid waste requirements outlined by the environmental departments of the 48 states in which we operate.

For Universal Waste (batteries, electronic waste, aerosols, lighting ballasts, lamps) TerraCycle follows all Federal and State regulations derived from the Resource Conservation and Recovery Act (RCRA) 40CFR Part 273 and the DOT Transport of Hazardous Material 49 CFR. All Universal Waste are recycled at permitted Destination Facilities such as our mercury retort recycling facility CRS located in Massachusetts.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo, "TerraCycle", TerraCycle + Infinity Arrow logo (lockup) and "ELIMINATING THE IDEA OF WASTE".

Neither we nor our parent company hold any patents and have not applied for any patents.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company's business. To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or any of its subsidiaries.

Property

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company's workforce. The buildings are estimated to be valued at approximately $1,000. A mortgage on 121 New York Avenue with $132 of principal and interest was paid off on February 7, 2024. The amount outstanding under that mortgage note payable was $0 and $135 on December 31, 2024 and 2023, respectively. The remaining mortgage on 21 Hillside Avenue was $154 and $174 as of December 31, 2024 and 2023, respectively. We receive income from our parent company for its pro-rata use of the buildings.

In 2022, we acquired a property in the Chicago area, (401 S. Highland Avenue), located in Aurora, IL for total consideration of $5,700 (the "Chicago Property"), of which amount $4,560 was financed. The mortgage on the building was approximately $4,288 and $4,426, as of December 31, 2024 and 2023, respectively. We operate this facility as a Materials Recovery Facility (MRF), leveraging it to the best of our ability to centralize our various leased warehousing needs resulting in efficiencies and savings.

There is currently excess capacity and space at this Aurora, IL MRF, which we believe positions us well for future growth and scaling as we can meaningfully expand without needing to lease additional space.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Risks related to our Business

We have one key executive upon which the company is highly dependent. We depend primarily on the skill and experience of Tom Szaky, our founder and CEO. If we are not able to call upon him for any reason, our operations and development could be harmed. Our parent company has a $25 million key man insurance policy in place for Tom, which would certainly support the Company in finding one or more people to replace him in the unfortunate event that it would become necessary.

We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients (the majority of which are consumer packaged goods companies) that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. At the same time, we engage a network of collectors who earn charity awards for their efforts in collecting wastes to be shipped to our processing partners' facilities for recycling. In addition, we are an operations and logistics company and manage hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks.

Our growth may place significant strain on our operational, financial, and managerial resources, and if we fail to manage our growth effectively, our business could be adversely affected. We have experienced, and may continue to experience, rapid growth in the scale and complexity of our operations, customer base, and geographic reach. Our ability to manage this growth effectively depends on our capacity to expand operational infrastructure, maintain service quality and regulatory compliance, recruit and retain qualified personnel, and implement appropriate systems and controls. If we are unable to manage our growth in a sustainable and controlled manner, we may experience operational inefficiencies, supply chain disruptions, compliance failures, or reduced customer satisfaction. Any failure to scale our business effectively could adversely affect our reputation, financial performance, and long-term prospects.

There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

A downturn in economy could adversely affect our business. A downturn in economy could reduce the number of brands willing to participate in our sponsored waste programs or reduce the number of customers willing to purchase our Zero Waste Boxes. As a result, our revenue could be adversely affected.

We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services. We use third parties for shipment of collected wastes to our warehouses (principally UPS and FedEx), third-party warehouses for storage, freight carriers to transport waste from warehouses to third-party recycling facilities, and third-party facilities for processing and recycling waste. If we are unable to affordably access any third-party services or maintain the cost of their services, our business operations could be disrupted and our revenues could be negatively impacted.

We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws. Federal and state laws regulate the collection, transportation, storage, and disposal of certain waste, including universal waste (batteries, pesticides, mercury-containing equipment, and mercury lamps). We, or our third-party vendors, could inadvertently violate federal and state laws during collection, transportation, storage, and processing of different waste streams, and if so, there could be adverse effects, such as regulatory actions, fines penalties, and liabilities.

Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes. While we collect and recycle a number of different materials, the majority of what we process for sale or implementation into new products is traditionally non-recyclable plastics. These plastics are both flexible and rigid, and range from simple single-polymer items like Polypropylene (#5) to complex multi-layer items that are categorized as Other (#5). Though these items can easily be used in the manufacturing of new raw materials and products, fluctuations in market conditions or demand for these not traditionally sought after materials can affect our operating income and cash flows negatively.

Our business depends on our reputation and the value of our brand. We believe that we have developed a reputation for our innovations, social and environmental responsibility, achievements, and unique business model and that our brand symbolizes these attributes. The TerraCycle brand name, trademarks and logos, and our reputation are powerful sales and marketing tools. Adverse publicity relating to us could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services. This reduction in demand, together with the dedication of time and expense necessary to defend and restore our reputation, could have an adverse effect on our financial condition, liquidity, and results of operations.

A cybersecurity incident could negatively impact our business and our relationships with customers. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking, and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft, and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive, confidential, and proprietary information, including customers' personal information, private information about employees, and financial and strategic information about us and our business partners. While we make best efforts to protect all data, our current measures on security breach prevention and incident response efforts may not be entirely effective. A cybersecurity incident could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, and competitive disadvantage.

We may not realize the synergies and growth opportunities that are anticipated from acquisitions. Our business strategy includes growth through acquisition. We believe that synergies will come from the elimination of duplicative costs such as selling, general and administrative expenses, as well as the optimization of logistics, truck and plant utilization, and improvements in route density and facility optimization. Our success in realizing these synergies and growth opportunities depends on the successful integration of the acquired business with our pre-existing business and operations. Even if we are able to integrate these businesses and operations successfully, the integration may not result in the realization of the full benefits of the synergies and growth opportunities we expect.

We may be subject to litigation or regulatory action related to our business practices or those of our vendors, which could result in significant costs and reputational harm.
We are exposed to the risk of claims, investigations, or enforcement actions arising out of our own business practices or those of third parties we rely on, including vendors, contractors, and other service providers. These claims may relate to environmental compliance, labor practices, marketing and labeling, consumer protection, or other regulatory or ethical standards. Even if we are not directly responsible for the conduct in question, we may face reputational damage or legal liability if customers or regulators view us as accountable for the actions of our business partners. Defending against such matters can be time-consuming and costly, and adverse outcomes could result in monetary damages, fines, operational restrictions, or other penalties, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to our Securities and this Offering

We can exercise a repurchase option to repurchase the Class B Preferred Stock sold in this Offering. We have the right to repurchase all of our Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the Company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18-month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company's voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company's common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933.

Investors in this offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the Company. The Shares offered in this offering carry no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the Company's stockholders. Investors in this offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the Company.

We are effectively controlled by our parent company and its founder and a major investor. TerraCycle, Inc, our parent company, currently holds approximately 71.8% of our stock and all of our voting stock, and will continue to control the Company after the offering. Tom Szaky, Lorax Holdings, LLC (an LLC controlled and primarily owned by Tom Szaky) and BCP TerraCycle LLC hold approximately 42% of our parent company's voting stock. At the conclusion of this offering, our parent company and its stockholders will continue to own all of our voting stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

There currently is no active public market for our stock and an active trading market may not be developed or sustained following this offering, which may adversely impact the market for shares of our stock and make it difficult to sell your shares. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Over-the-counter markets have from time-to-time experienced significant price and volume fluctuations. As a result, the market price of our stock (if any market were to develop) may be similarly volatile, and holders of our stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section of this Offering Memorandum.

There is no requirement for the Company to pay dividends. The Company is not required to pay dividends on its Class B Preferred Stock. Unlike the Class A Preferred Stock which is entitled to a percentage of our after-tax profits on an annual basis (if any, and to the extent permitted by Delaware law), the Class B Preferred Stock does not have a similar dividend requirement. Holders of Class B Preferred Stock will only receive dividends if and when declared by the Board of Directors, and only after the Company has satisfied its obligations to the Class A Preferred Stock. Accordingly, you may never receive dividends on your shares.

The exclusive provision in our certificate of incorporation, bylaws and the subscription agreements may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Article VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Class A and B Preferred Stock – Forum Selection Provisions" and "Securities Being Offered – Common Stock – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Non-Voting Class B Preferred Stock – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware for all actions not arising under federal securities laws. For actions arising under the Securities Act the Federal Courts of the United States will have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Certification of Incorporation and Subscription Agreement will provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. These provisions may limit our stockholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation and/or Subscription Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when our Preferred Stock is transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to those securities or to the transferor with regard to ownership of those securities, that were in effect immediately prior to the transfer of the Preferred Stock, including but not limited to the subscription agreement.

The offering price has been set by TerraCycle's management.

The Company has set the price of its Non-Voting Class B Preferred Stock and developed an incentive plan (including the issuance of Bonus Shares) based on its own internal analysis (For more information please see the "How We Determined the offering Price in this offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies like TerraCycle are purely speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Non-Voting Class B Preferred Stock in this Offering.

Certain investors who purchase Non-Voting Class B Preferred Stock in this Offering are entitled to receive additional shares of Non-Voting Class B Preferred Stock (the "Bonus Shares") that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, having been a prior investor and the timing of investment. An investor in our offering may be able to receive a maximum of 40% Bonus Shares. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see "Bonus Shares" above. Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for the same stake in the Company.

There is no current market for any shares of the Company's stock, including our Class B Preferred Stock sold in this offering. Shares sold in our Regulation CF offering are restricted for one year. Investors should be prepared to hold their investment in our securities for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

There is no assurance that a liquidity event will occur. While the Company may pursue a strategic transaction, including an initial public offering, merger, acquisition, or other sale of the Company through either us or our parent company, there can be no assurance that any such transaction will occur, or, if it does occur, that it will be on terms favorable to the Company or its stockholders. The occurrence, timing, and terms of any liquidity event depend on a number of factors outside of the Company's control, including market conditions, industry trends, investor sentiment, regulatory developments, and the performance of the Company's business. Stockholders should not assume that a liquidity event will take place, or that they will receive any return on their investment through such a transaction or that they would even receive back the amounts they have invested in the Company. In the absence of a liquidity event, stockholders may be required to hold their investment for an indefinite period of time and may have limited ability to liquidate their shares.

The amount raised in this offering may include investments from Company insiders or immediate family members.

Officers, directors, and executives in TerraCycle, Inc. and TerraCycle, US Inc. (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional shares of its Preferred Stock and/or other classes of equity or debt that convert any of which offerings would dilute the ownership percentage of investors in this offering. See "Dilution."

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (*e.g.*, minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The Company's executive officers and directors are as follows:

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Tom Szaky	Director	TerraCycle US Inc.	43	August 2017
Richard Perl	Director	TerraCycle US Inc.	68	November 2017
Damian Finio	Director	TerraCycle US Inc.	55	December 2023
Daniel Rosen	Director	TerraCycle US Inc.	43	November 2017
David Zaiken	Director	TerraCycle US Inc	72	November 2017
Udi Laska	Director	TerraCycle US Inc	75	November 2017
Tom Miller	Director	TerraCycle US Inc.	70	November 2017
Marian Chertow	Director	TerraCycle US Inc.	70	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:				
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	43	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	68	February 2008
Damian Finio	Chief Financial Officer	TerraCycle, Inc.	55	October 2, 2023
Daniel Rosen	General Counsel	TerraCycle, Inc.	43	June 2016
Directors:				
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	43	January 2003
Steven Russo	Director	TerraCycle, Inc.	63	August 2009
Brett Johnson	Director	TerraCycle, Inc.	54	August 2009
David Zaiken	Director	TerraCycle, Inc.	72	September 2013
Veronique Cremades-Mathis	Director	TerraCycle, Inc.	57	February 2021

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University and is a member of the New York Bar. For over 40 years, Richard worked within the "green" business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth of the parent company (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Damian Finio, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Prior to joining the Company, Damian served as Chief Financial Officer of Phibro Animal Health Corporation, a Nasdaq public company, between November 2020 and September 2023. Between February 2018 and November 2020, Damian served as Chief Financial Officer and Corporate Secretary of Teligent, Inc., a Nasdaq public company that is a global manufacturer and distributor of topical pharmaceutical products in the United States and injectible pharmaceutical products in Canada. He has over 30 years of financial management experience. From November 2015 through January 2018, Mr. Finio served as Chief Financial Officer of Virtus Pharmaceuticals LLC, a specialty pharmaceutical company covering a broad range of therapeutic areas. From August 2014 through November 2015, Mr. Finio was SVP Finance of Heritage Pharmaceuticals Inc. (now known as Avet Pharmaceuticals Inc.), a marketer of generic pharmaceutical products. He began his career in public accounting at KPMG LLP. Damian has a Bachelor of Science in Accounting from The Pennsylvania State University and an MBA from the University of Delaware, and is a (inactive) Certified Public Accountant and (inactive) Certified Treasury Professional.

Daniel Rosen, General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the parent company's expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017. David is currently a Director of International and Corporate Tax at Webster Rogers LLP focused on building the firm's consulting practice and navigating changes to tax regulations and global trade policies. Prior to joining Webster Rogers, David was a Managing Director at Grant Thornton LLP, focusing on International Tax and financial matters. Before his stint at Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017. Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions. David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin.

Ehud "Udi" Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Veronique Cremades-Mathis, Director of TerraCycle, Inc.

Veronique joined TerraCycle Inc. Board of Directors in 2021. Ms. Cremades-Mathis was at Nestle for over thirty years. Most recently she was the Global Head of Sustainable Packaging (2019-2021) in charge of the Sustainable Packaging transformational journey for the company across 100+ countries, 450 factories, 5000 production lines, leading the recycled food grade plastic market creation and supported the creation of Nestle Institute of Packaging Science. Prior to that she was Global Head of Dairy, Food & Confectionery, Nestle Professional (2017-2019) and Managing Director & CEO, Nestle New Zealand (2011-2017). Veronique holds a BA from Hotel Business School, and a Masters in Business and Food Science from Strasbourg University, France.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(2)	Total compensation ($)
Damian Finio	TerraCycle, Inc.	Chief Financial Officer,	$ 225,372(1)	N/A	$ 225,372
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$ 107,038(1)	N/A	$ 107,038
Daniel Rosen	TerraCycle, Inc.	General Counsel	$ 169,210(1)	N/A	$ 169,210

(1) TerraCycle, Inc. is the employer of the executive officers. Allocated amount varies by each executive, based on the amount determined each dedicates to the US operations, see "Related Party Transactions -- Intercompany Agreement" below.

(2) The executives also received medical and health benefits, generally available to all salaried employees.

TerraCycle, Inc. did not provide any cash compensation to its board members for the year 2024. Each TerraCycle, Inc. board member was awarded approximately 3,722 restricted stock units in our parent company for their director service. All units vest immediately upon a change in control in TerraCycle, Inc., and are not subject to forfeiture.

For the fiscal year ended December 31, 2024, we compensated the independent directors serving on our board with restricted stock units in TerraCycle Inc. company with a value approximating $40,000 as a group. There are four independent directors serving on our board. Management directors are not compensated for director service. All units vest immediately upon a change in control in the parent company and are not subject to forfeiture.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets out, as of October 10, 2025, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc. 121 New York Avenue, Trenton, NJ 08638	50,000,000	N/A	100.0%
Class A Preferred Stock	ITOCHU Corporation Nobuyuki Tabata 107-8077 Japan	5,000,000	N/A	25.5%(1)
	All Executive Officers and Directors of TerraCycle US Inc.	10,700	N/A	< 0.1%

(1) Although this stockholder appears on this Beneficial Ownership Table, its 25.5% of the class is non-voting.

The following table sets out, as of October 10, 2025, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. (parent company) Beneficial Ownership Table

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common, Preferred: Series A, B, C & E	Tom Szaky (2)	Common: 8,205,898 Preferred Series: A: 4,357,143 B: 3,835,556 C: 244,000 E: 254,166	Common: 26,997,773 (3)(4)	Common: 80.70% (5) Preferred Series: A: 30.10% B: 18.74% C: 9.12% E: 2.43%
Common, Preferred: Series A, B, C & E	All Executive Officers and Directors of TerraCycle US Inc. (8 persons in the group) (2)	Common: 10,371,109 Preferred Series: A: 6,214,286 B: 5,470,383 C: 348,000 E: 431,943	Common: 33,623,857 (3)(4)	Common: 87.57% (5) Preferred Series: A: 42.93% B: 26.73% C: 13.01% E: 4.14%

(1) The address for all the executive officers and directors is c/o TerraCycle, Inc., 121 New York Avenue, Trenton, NJ 08638.
(2) Includes shares held through Lorax Holdings LLC ("Lorax"), which 87% beneficially owned by Directors and Officers of the Company, specifically Tom Szaky (61%), Richard Perl (16%), and Daniel Rosen (10%). Lorax owns 4,481,581 shares of Common Stock, 7,142,857 shares of Class A Preferred Stock, 6,287,797 shares of Class B Preferred Stock, 400,000 shares of Class C Preferred Stock and 416,665 shares of Class E Preferred Stock. For most decisions, the voting control over Lorax is ultimately held by Tom Szaky. There are a limited number of circumstances that would require the vote of members holding 77% of the membership interests in Lorax.
(3) Acquirable from the exercise of options.
(4) Acquirable from the conversion of preferred shares.
(5) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

Capital Structure

The following table describes our capital structure as of October 10, 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Common Stock	80,113,400	50,000,000	30,113,400	0
Class A Preferred Stock	19,617,300	19,617,300**	0	0
Class B Preferred Stock	10,000,000	0	0	10,000,000

* Reserved for the conversion of Preferred Stock, which would only occur in limited circumstances, see "Securities being offered and rights of the Securities of the Company – Preferred Stock" below.

** There are 496,100 Preferred Shares currently held in Treasury.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Dollar Allocation for a $50,000 Raise	Percentage Allocation for a $50,000 Raise	Dollar Allocation for a $5,000,000 Raise	Percentage Allocation for a $5,000,000 Raise
Offering Costs (1)	$46,750	93.5%	$483,000	9.6%
Working Capital (2)	$3,250	6.5%	$4,517,000	90.4%
Total	$50,000	100%	$5,000,000	100%

(1) The estimated offering costs include the following payments to DealMaker Securities LLC and affiliates. Total estimated offering costs for the Target Amount would be approximately $46,750, which includes the following payments to DealMaker Securities LLC and affiliates --
- $30,000 in activation and marketing asset creation fees
- $13,000 in marketing advisory fees ($13,000 per month assuming the Target Amount is raised within the first month)
- $3,750 in usage fees (7.5% cash fee on the proceeds from the offering)

Total estimated offering costs for the Maximum Amount would be approximately $483,000, which includes the following payments to DealMaker Securities LLC and affiliates --
- $30,000 in activation and marketing asset creation fees

- $78,000 in marketing advisory fees ($13,000 per month assuming the Maximum Amount is raised within 6 months)
- $375,000 in usage fees (7.5% cash fee on the proceeds from the offering)

(2) The Company anticipates using the estimated amount of working capital to finance its growth through acquisitions in Commercial segment, and expanding its client base and revenue in the our Direct products and services through digital marketing campaigns and hiring additional salespeople. Total estimated working capital for the Target Amount would be approximately $3,250. Total estimated working capital for the Maximum Amount would be approximately $4,517,000.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

The following discussion of our financial condition and results of operations for the years ended December 31, 2024 and December 31,2023 and our financial condition and results of operations for the six-month period ended June 30, 2025 ("Interim 2025") and the six-month period ended June 30, 2024 ("Interim 2024") should be read in conjunction with our annual consolidated financial statements and the related notes and interim annual consolidated financial statements and the related notes included in this Offering Memorandum. The annual and interim consolidated financial statements included in this Offering Memorandum are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview and Recent Events

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, TerraCycle, Inc. ("TCI Parent") who owns 100% of our common stock, which comprises 72% of total TerraCycle US Inc. equity while the remaining 28% is held by shareholders from our Regulation A offering. Our Regulation A offering was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC, is our operating subsidiary and has been in operation in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic operating subsidiaries, TerraCycle Regulated Waste, LLC, Complete Recycling Solutions, LLC and North Coast Services, LLC.

On May 31, 2023, the Company acquired 100% of Complete Recycling Solutions, LLC ("CRS"), a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts. On September 1, 2024, the Company acquired 100% of North Coast Services, LLC ("North Coast"). North Coast provides specialty waste handling and recycling services in the New England area of the United States.

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations to effectuate a 100:1 stock split. All share and per share amounts are presented on a post-split basis.

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers, or what we refer to as "brands", retailers, organizations and consumers who pay us to recycle a product and/or package they manufactured or used.

We conduct our business exclusively through our domestic operating subsidiaries, which have generated revenues each year since acquisition. We conduct our business operations in three categories of principal products and services that we refer to as Programs, Direct and Commercial.

Programs include the designs and administration of turnkey programs that bring manufacturers or brands and consumers together to recycle certain categories of products and/or packaging that the manufacturers produce, and the consumers used. These programs are sponsored and funded by manufacturers or brands.

Direct includes the recycling services we offer direct to customers through e-commerce platforms. Through this service, Zero Waste Boxes are shipped to customers to be returned once filled with the applicable waste stream. These services are not sponsored by a manufacturer or brand but rather paid for by consumers or businesses.

Commercial includes the services we offer to businesses for the effective and compliant collection and processing of a wide range of waste streams in addition to regulated, universal and hazardous waste.

Description of Business Segments

In 2024, our net sales are derived primarily from the sale of four principal products and services: Sponsored Waste ("SW"), Zero Waste Boxes ("ZWB"), Material Sales ("MS"), and Regulated Waste ("RW"). Note, that in 2025 these four principal product and services were reclassified and generally renamed as follows: Sponsored Waste is now called Programs, Zero Waste Boxes is now called Direct, and Materials Sales and Regulated Waste is now combined and called Commercial. This section discusses the 2024 segments and their financial results, as reported in the Company's 2024 audited financial statements.

1. SW segment designs and administers turnkey programs that bring manufacturers or brands and consumers together to recycle certain categories of products and/or packaging that the manufacturers produce and the consumers used. These programs are sponsored and funded by manufacturers or brands.

2. ZWB segment sells recycling services via Zero Waste Boxes. Through this program, Zero Waste Boxes are shipped to customers or clients to be returned once filled with the applicable waste stream not sponsored by a manufacturer or brand. At times, we work with some customers to design custom ZWB programs where we provide marketing and support services to help promote the collection of certain waste streams.

3. The MS segment sells pre-processed waste directly to a recycler and recycled materials processed through our third-party recycling facilities to manufacturers for use as raw materials used in making new products or packaging.

4. The RW segment provides services to businesses for the effective and compliant collection and processing of regulated, universal and hazardous waste.

Effective January 1, 2025, the parent company implemented an internal reorganization. This reorganization also impacted the Company. The reportable segments previously disclosed in the Company's Annual Report on Form 1-K for the year ended December 31, 2024, were revisited. Due to the reorganization, the Company now reports as one operating segment, TerraCycle US Inc.

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. Due to the reorganization, prior period financial information previously reported by segment have been recast to conform to the current segment presentation.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with US Generally Accepted Accounting Principles ("GAAP"). The preparation of our financial statements requires us to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Our estimates are based on our historical experience, knowledge of current events and actions we may take in the future, and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates affecting the consolidated financial statements include, but are not limited, to revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities, fair value of assets acquired and liabilities assumed in a business acquisition and commitments and contingencies. Our significant accounting policies are described in Note 2 to the audited consolidated financial statements. During the process of analyzing our business operations, the Company reclassified certain selling, general and administrative expenses to cost of sales that was implemented effective January 1, 2025, the prior period statement of operations have been recast to conform to the current statement of operations presentation (for additional information see Note 2 of our unaudited interim financial statements).

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Six months Ended June 30, 2025 Compared with the six months Ended June 30, 2024

Our summary of operating results for the six months ended June 30, 2025 and 2024 are as follows:

						(In thousands)		
		Six Months Ended June 30,					Change	
		2025		2024		$		%
Sales	$	22,912	$	20,600	$	2,312		11
Cost of sales		12,864		11,553		1,311		11
Gross profit		10,048		9,047		1,001		11
Operating expenses								
Selling, general and administrative expenses		7,879		8,780		(901)		(10)
Foreign currency exchange		1		1		-		-
Income from operations		2,168		266		1,902		715
Other expenses:								
Interest income		(187)		(121)		(66)		55
Interest expense		160		122		38		31
Other expense		440		-		440		(100)
Total other expenses		413		1		412		(100)
Income before provision for income taxes		1,755		265		1,490		562
Provision for income taxes		474		74		400		541
Net income	$	1,281	$	191	$	1,090		571

Sales

For the six months ended June 30, 2025, our consolidated sales increased by $2,312 or 11%, to $22,912, up from $20,600, in the six months ended June 30, 2024, primarily due to revenue generated from the acquisition of North Coast and the remainder from an increase in waste collected and processed as demand for our Direct and Commercial principal products and services continues to grow.

Gross profit and margin

Gross profit of $10,048 for the six months ended June 30, 2025, increased $1,001, or 11%, compared to $9,047 in the prior year driven by the increase in sales, primarily related to North Coast. Gross margin for the 6-months ended June 30, 2025 was 44%, consistent with the same period prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") of $7,879 for the six months ended June 30, 2025, decreased $901 or 10%, compared to the prior year. This decrease was driven primarily by a reduction in headcount and other actions taken by Management to proactively reduce discretionary spending, partially offset by increases in Zero Waste Box directed marketing-related expenses and the incremental expenses relating to the acquisition of and ongoing business operations of newly acquired North Coast.

Other expenses

Other expenses for the six months ended June 30, 2025, was $413 compared to $1 in the prior year. The increase of $412 was due to a one-time legal settlement that resulted in a contingent loss whereas no such charge was recorded during the six months ended June 30, 2024.

Provision for income taxes

The income tax provision increased to approximately $474 for the six months ended June 30, 2025, compared to $74 for the same period in the prior year, primarily due to higher pre-tax income.

Net income

Net income increased to approximately $1,281 for the six months ended June 30, 2025, compared to $191 for the same period in the prior year, an increase of $1,090.

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Our summary of operating results during the year ended December 31, 2024, and 2023 are as follows:

(In thousands)

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Revenues				
SW	$ 12,804	$ 15,004	$ (2,200)	(15)
ZWB	15,343	16,193	(850)	(5)
MS	2,598	2,572	26	1
RW	12,885	9,665	3,220	33
CORP	(505)	(151)	(354)	234
Total Revenue	43,125	43,283	(158)	(0)
Cost of sales	17,317	19,548	(2,232)	(11)
Gross profit	25,808	23,735	2,074	9
Operating expenses				
Selling, general and administrative expenses	24,543	22,382	2,162	10
Foreign currency exchange	5	2	3	150
Income from operations	1,260	1,351	(91)	(7)
Other (income) expenses:				
Interest income	(267)	(245)	(22)	9
Interest expense	270	254	16	6
Other expense	24	-	24	(100)
Total other expenses	27	9	18	200
Income before provision for income taxes	1,233	1,342	(109)	(8)
Provision for income taxes	382	389	(7)	(2)
Net income	$ 851	$ 953	$ (102)	(11)

For the year ended December 31, 2024, our consolidated revenue decreased by $158 or less than 1.0%, to $43,125, down from $43,283, in the prior year primarily due to a decrease in waste collected and processed.

Sponsored Waste. During the year ended December 31, 2024, revenue decreased by $2,200, or 14.7%, as compared to the prior year, driven primarily by less waste collected per program, offset partially by an increase in the number of programs.

Zero Waste Boxes. During the year ended December 31, 2024, revenue decreased by $850, or 5.2% as compared to the prior year driven by decreased demand from both consumers and corporate customers.

Material Sales. During the year ended December 31, 2024, revenue was relatively flat, reflecting an increase of just $26, or 1.0% as compared to the prior year, driven by consistent year over year pricing and customer demand.

Regulated Waste. During the year ended December 31, 2024, revenue increased by $3,220 million or 33.3% as compared to the prior year, driven primarily by the incremental revenue from the acquisition of North Coast ($1,439) and a full year of revenue from CRS ($5,553) compared to the prior year that reflected just eight months of revenue given the acquisition was executed in May 2023.

Gross profit and margin

Gross profit of $25,808 for the year ended December 31, 2024, increased $2,074, or 9.0%, compared to $23,735 in the prior year. The improvement was driven by better pricing and reductions in cost of services which drove an increase in gross margin of 5.0% to 59.5% compared to 54.8% in the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") of $24,543 for the year ended December 31, 2024, increased $2,162 or 9.7%, compared to the prior year. This increase was driven primarily by having a full year of SG&A related expenses of CRS ($1,493) and another four months of expense ($800) stemming from the acquisition of North Coast on September 1, 2024. The increased operating expenses were also partially driven by increased Zero Waste Box marketing-related expenses ($290).

Other expenses (income)

Other expenses for the year ended December 31, 2024 was $27 compared to $9 in the prior year. The increase of approximately $18 was driven by a loss on the disposal of fixed assets in 2024 compared to the prior year where there were no such losses, December 31, 2023.

Provision for income taxes

Income tax provision decreased by approximately $7 to $382 for the year ended December 31, 2024 from $389 in the prior year, due to the lower level of before tax profits.

Net income

As a result of the foregoing, the net income of the Company decreased by approximately $102 for the year ended December 31, 2024, to $851, from $953 in same period last year.

Liquidity and Capital Resources

 Cash Flow - Six months Ended June 30, 2025 Compared with the six months Ended June 30, 2024
Operating Activities

Net cash from operating activities was $2,755 during the year ended December 31, 2024, compared to cash provided by operating activities of $2,861 in the prior year driven primarily by unfavorable working capital changes.

Investing Activities

Net cash used in investing activities of $5,355 for the year ended December 31, 2024, was primarily driven by cash used for the acquisition of North Coast of $3,486, and capital expenditures of $1,869, compared to $8,543 used during the same period in 2023 of which $6,613 was used for the acquisition of CRS.

<u>Financing Activities</u>

Our financing activities used net cash of approximately $1,249 during the year ended December 31, 2024 as a result of the annual payment of dividends to common and preferred shareholders in the amount of $955, and repayment of long-term debt in the amount of $294 compared to $2,631 used in the same period in 2023.

Cash Flow - Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

<u>Operating Activities</u>

Net cash used in operating activities was approximately $294 for the six months ended June 30, 2025, compared to net cash provided of $1,469 for the same period in the prior year, primarily due to unfavorable changes in working capital primarily relating to the timing of collections of accounts receivable.

<u>Investing Activities</u>

Net cash used in investing activities was approximately $285 for the six months ended June 30, 2025, compared to $1,232 for the same period in 2024, primarily reflecting a decrease in cash used to fund leasehold improvements and acquire property, plant and equipment.

<u>Financing Activities</u>

Net cash used in financing activities was approximately $508 for the six months ended June 30, 2025, compared to $1,166 for the same period in 2024, reflecting dividend payments of $425 to common and preferred shareholders and repayment of mortgage notes of $83.

Capital Resources

Management believes that the Company's existing cash balances of $3,250 at June 30, 2025, along with cash expected to be generated from future operations as well as access to the $5,000 line of credit, will be sufficient to fund activities for the foreseeable future.

Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement ("Line of Credit") with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate ("SOFR"). This is the rate per annum equal to Term SOFR for an interest period of one month's duration plus 0.11448% (11.448 basis points). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50%. As of June 30, 2025, the Company had no outstanding balance on the Line of Credit.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan was $300 and was subject to interest at 5.75%. The mortgage note was paid in full on February 7, 2024, for principal and accrued interest of $312. For details see Note 9 to the accompanying consolidated financial statements.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan was $300 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $143 and $154 at June 30, 2025 and December 31, 2024, respectively.

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll. On June 30, 2025 and December 31, 2024, the Company had a net related party short term receivable from TCI in the amount of $5,022 and $2,723, respectively. On June 30, 2025 and December 31, 2024 the Company had a net related party receivable from other subsidiaries of TCI in the amount of $11 and $12, respectively, and a net related party payable to other subsidiaries of TCI in the amount of $390 and $292, respectively.

The Company entered into a term loan agreement with TCI on July 1, 2019, as amended (as one of these transactions), under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2026. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made. The loan balance is included in the net related party receivable as stated above ($2,723 and $720 at December 31, 2024 and December 31, 2023, respectively). As at June 30, 2025 and December 31, 2024, respectively, the balance of the Company's loan to TCI pursuant to this agreement was $5,022 and $2,723, respectively.

The Company allocated $110 and $1,179 for the year ended December 31, 2024 and 2023, respectively, of office and related expenses to the TCI and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations. The Company did not allocate office and related expenses to TCI and its subsidiaries for the six months ended June 30, 2025, compared to an allocation of $57 for the same period in 2024. These amounts, when incurred, are recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired the Chicago Property for total purchase price of $5,700. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. ("Citibank") with a principal amount of the loan at $4,560 with an annual interest rate of 5.21%. Monthly payments of $31 will be paid for 119 months until a final balloon payment of $2,899 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,215 and $4,288 at June 30, 2025 and December 31, 2024, respectively.

On May 31, 2023, with the acquisition of CRS, the Company took on short term loans which are payable before December 31, 2023. No amounts were outstanding at December 31, 2024 or June 30, 2025.

The Company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the Company's debt obligations and lease commitments, see Notes 8, 9 and 10 to the accompanying consolidated annual and interim financial statements.

Trend Information

Management Plans

<u>General Market Trends</u>

- We believe that the revenue in the business should continue growing, while costs are continually being monitored closely.
- We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.
- Future macroeconomic volatility and changes to tariffs and trade policies could have an unfavorable impact on the Company's operating results. To mitigate these risks, the Company can and may implement price increases, reduce costs, defer capital improvements and/or access cash reserves or its untapped revolving credit facility to maintain liquidity.

The Company is seeking new capital to provide the funding needed to continue acquiring other recycling companies, primarily in the Commercial area of our business, which includes Regulated Waste.

RELATED PARTY TRANSACTIONS

Intercompany Agreement

We have amended and restated our main intercompany services agreement (now called the "License, Royalty and Reimbursement Agreement) with our parent. Under this agreement, our parent has and continues to provide trained and experienced executives, administrative and operational staff services in support of our business, either through direct and indirect experienced executive and support employees, as well as outsources support from third-part advisors.

The services covered under the License, Royalty and Reimbursement Agreement include: executive services, Sponsored Waste Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management. In addition, through the License, Royalty and Reimbursement Agreement, TCI continues to make available its trademark, brand names, technology, processes and know-how.

As part of the restated License, Royalty and Reimbursement Agreement, payments for the provision of services and the use of intellectual property have been updated to reflect arms-length pricing in accordance with relevant US transfer pricing regulations under Internal Revenue Code Section 482, specifically based on the facts surrounding the transaction and the nature of the activities of the parties.

Company Funding to the Parent

On a regular basis, we advance funds to our parent to cover items such as payroll. At the same time, our parent incurs expenses on behalf of its subsidiaries including our Company, expenses which are charged on a quarterly basis. Finally, as indicated under the Tax Sharing Agreement section, we reimburse the parent for the federal income tax we would have paid had we not made use of the parent's NOL carryforward. In the event the net of these transactions results in a net receivable from the parent, we charge the parent an interest of SOFR + 2.25%, accrued on a quarterly basis. At December 31, 2024 and 2023, we had a net receivable from the parent of $2,723 and $780 respectively.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company's staff. We have entered into rental agreements with our parent company for its pro rata use of the office space. In fiscal years 2024 and 2023, our parent company paid us approximately $343 and $280 in rent, respectively.

RECENT OFFERINGS OF SECURITIES

We have not issued any securities within the last three years.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company is offering Class B Non-Voting Preferred Stock to investors in this offering.

The following descriptions summarize important terms of our capital stock. This summary reflects TerraCycle's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

As of the date of this offering memorandum, TerraCycle's outstanding authorized capital stock consists of 50,000,00 shares of Common Stock, $0.0001 par value per share and 19,617,300 shares of Class A Preferred Stock, $0.0001 par value per share. The total number of authorized shares of common stock of TerraCycle is 80,113,400, and the total number of Preferred Stock authorized is 30,113,400.

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations, that among other things, increased its authorized capital stock from 2,000,000 shares to 110,226,800 shares to effectuate a 100 for 1 stock split and to designate the Class B Preferred Stock. All share numbers are on a post-split basis.

Preferred Stock

General

The Company has the authority to issue 30,113,400 shares of Preferred Stock, of which 19,617,300 are designated as "Class A Preferred Stock" and 10,000,000 is designated as "Class B Preferred Stock".

Class B Preferred Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Preferred Stock; except our Class B Preferred Stock is not entitled to our Mandatory Distribution (defined below).

Dividend Rights

Class A Preferred Stock

Subject to the availability of lawfully available funds for distribution to the stockholders under Delaware law, the Company commits to distribute at least the Class A Percentage (defined as the quotient obtained by dividing (i) the number of shares of Class A Preferred Stock outstanding as of the applicable record date, by (ii) the number of shares Common Stock and Preferred Stock outstanding as of such record date) of 50% of its after-tax profits among the Class A Preferred stockholders on a pro rata basis ("Mandatory Distribution"). Each share of Class A Preferred Stock will receive a dividend per share at least as great as the amount received per share by each share of Class B Preferred Stock and Common Stock.

The Mandatory Distribution will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after-tax profits, there will be no dividends. If and to the extent dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company's stockholders under Delaware law, such dividends will accrue and be paid at such time as the Company has adequate funds lawfully available for distribution to the Company's stockholders under Delaware law. The Company will use commercially reasonable best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Class B Preferred Stock

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the Mandatory Distribution), the holders of the Class B Preferred Stock shall be entitled to receive, on a pro rata basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Each share of Class B Preferred Stock will receive a dividend per share at least as great as the amount received per share by each share of Common Stock.

Voting Rights

Except as required under Section 242(b)(2) of the Delaware General Corporation Law (as limited by the next sentence), the Preferred Stock have no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the Company's stockholders. The Company's Certificate of Incorporation provides that the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis, as applicable).

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Stock shall be entitled to receive $0.01 per share from the assets of the Company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the Company's Preferred Stock have no preemptive, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Preferred Stock.

Conversion Rights

In the event of an initial public offering (IPO) or sale of the Company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Repurchase Option

The Company will have the right to repurchase Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the Company in its sole discretion, or (ii) the original issue price of such share of Preferred Stock plus any declared but unpaid dividends. The Preferred Stock will be repurchased pro rata from investors. Unpaid dividends will be calculated at the time the option is exercised, but paid at the same time as the repurchase payment. The repurchase payment will be made 45 days following the event that triggers the option. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18-month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company's voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company's common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Forum Selection Provisions

Article VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the Company's behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. Under Article VII of our Certificate of Incorporation the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. These sections shall not apply to actions arising under the Securities Exchange Act of 1934.

Section 7 of our subscription agreement for our Class B Preferred Stock provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement not arising under the federal securities laws. Furhter Section 7 provides that the federal district courts of the United States is the exclusive forum for all actions or proceedings relating to the subscription agreement arising under the Securities Act of 1933.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the Mandatory Distribution), the holders of the Common Stock shall be entitled to receive, on a pro rata basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; however, the dividend per share on each share of Common Stock can be no greater than the dividend per share received on each share of Preferred Stock.

Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after-tax profits, there will be no dividends. If and to the extent the dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company's stockholders under Delaware law, such dividends will accrue and be paid at such time as the Company has adequate funds lawfully available for distribution to the Company's stockholders under Delaware law. The Company will make best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Holders of our Common Stock have a right to vote on any matter that is submitted to a vote of our stockholder. Common stockholders are entitled to one vote per share.

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock and Class B Preferred Stock shall be entitled to receive $0.01 per share from the assets of the Company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock and Class B Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Forum Selection Provisions

Article VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the Company's behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. Under Article VII of our Certificate of Incorporation the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. These sections shall not apply to actions arising under the Securities Exchange Act of 1934.

What it Means to be a Minority Holder

As an investor the Non-Voting Preferred Stock of the company, you will have a minority position in the Company and will not be able to direct the occurrence of any corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected Dealmaker Shareholder Services, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2025 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2026 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The price for our current offering will be set at $6.67 per share, before applying any time-based and/or amount-based incentives. This price was determined internally by the Company using a combination of the following valuation methodologies:

1. Enterprise Value / Revenue ratio comparisons for the current Reg A market
2. Enterprise Value / Revenue ratio comparisons for major sustainability IPOs
3. 5-year Discounted Cash Flow Analysis, assuming an initial public offering exit

By contrasting and integrating insights gained from these three approaches, Company Management determined that the valuation of the Company's 2025 Reg CF should be set at $465M, which divided by the number of shares outstanding, yields a share price of $6.67.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of our officers or managing members are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports

The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at https://www.terracycle.com/en-US/pages/investor-relations.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred
holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A filings.

The Company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

Compliance failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

DEALMAKER'S INVESTING PROCESS

Information Regarding Length of Time of offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the offering Deadline, it may close the offering early provided (i) the expedited offering Deadline must be twenty-one (21) days from the time the offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding the progress towards reaching the target amount can be found at www.invest.terracycle.com.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

TerraCycle US Inc.

Interim Consolidated Financial Statements (Unaudited)
Periods Ended June 30, 2025 and 2024

F-1

TerraCycle US Inc.

Contents

Interim Consolidated Financial Statements (unaudited)

TerraCycle US Inc.
Consolidated Balance Sheets
(Unaudited)

(In $ thousands, except share data)

	June 30, 2025		December 31, 2024	
Assets				
Current Assets				
Cash	$	3,250	$	4,337
Accounts receivable, net of $195 and $273, respectively		6,411		5,175
Related party receivable, net		5,033		2,794
Inventory, net		1,602		1,431
Prepaid expenses and other current assets		193		511
Total current assets		16,489		14,248
Long term assets				
Property, plant and equipment, net		10,861		10,827
Operating lease right-of-use assets		5,136		5,600
Goodwill		4,245		4,245
Other intangible assets, net		5,999		6,270
Total assets	$	42,730	$	41,190
Liabilities and Stockholders' Equity				
Current liabilities				
Current portion of long-term debt	$	173	$	168
Short-term operating lease liabilities		908		1,132
Accounts payable		1,598		1,486
Related party payables		390		292
Accrued redemption points		489		495
Accrued expenses and other current liabilities		3,109		2,718
Deferred tax liability		565		565
Deferred income		4,580		3,964
Total current liabilities		11,812		10,808
Long-term debt, net of current portion		4,185		4,273
Long-term operating lease liabilities		4,412		4,633
Total liabilities		20,409		19,726
Commitment and contingencies (note 10)				
Stockholders' equity:				
Common stock, par value $0.001 per share, 80,113,400 shares authorized:				
50,000,000 shares issued and outstanding at June 30, 2025 and December 31, 2024		-		-
Preferred stock, par value $0.0001 per share; 30,113,400 shares authorized:				
Non-voting Class A – 25,000,000 shares authorized: 19,617,300 and 19,614,200 shares				
issued and outstanding at June 30, 2025 and December 31, 2024, respectively;				
liquidation preference of $196,173 at June 30, 2025		-		-
Additional paid-in capital		18,751		18,751
Retained earnings		3,570		2,713
Total stockholders' equity		22,321		21,464
Total liabilities and stockholders' equity	$	42,730	$	41,190

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Operations
(Unaudited)

(In $ thousands)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Net sales	$ 22,912	$ 20,600
Cost of sales	12,864	11,553
Gross profit	10,048	9,047
Operating expenses		
Selling, general and administrative expenses	7,879	8,780
Foreign currency exchange	1	1
Total operating expenses	7,880	8,781
Income from operations	2,168	266
Other (income) expenses:		
Interest income	(187)	(121)
Interest expense	160	122
Other expense	440	-
Total other expenses	413	1
Income before provision for income taxes	1,755	265
Provision for income taxes	474	74
Net income	$ 1,281	$ 191

See accompanying notes to consolidated financial statements.

F-4

TerraCycle US Inc.
Consolidated Statements of Equity
(Unaudited)

(In $ thousands)

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Amount	Shares	Amount	Shares			
Balance at January 1, 2024	$ -	50,000,000	$ -	19,617,300	$ 18,750	$ 2,816	$ 21,567
Dividend distribution	-	-	-	-	-	(954)	(954)
Net income	-	-	-	-	-	851	851
Balance at December 31, 2024	-	50,000,000	-	19,617,300	18,750	2,713	21,464
Dividend distribution	-	-	-	-	-	(424)	(424)
Net income	-	-	-	-	-	1,281	1,281
Balance at June 30, 2025	$ -	50,000,000	$ -	19,617,300	$ 18,750	$ 3,570	$ 22,321

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Cash Flows
(Unaudited)

(In $ thousands)

	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024	
Cash flows from operating activities				
Net income	$	1,281	$	191
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Amortization		271		194
Depreciation		261		228
Bad debts		(78)		22
Loss on disposal of property and equipment		(10)		-
Operating lease assets		492		380
Changes in operating assets and liabilities:				
Accounts receivable, net		(1,158)		49
Related party receivables, net		(2,239)		(1,812)
Inventory, net		(171)		62
Prepaid expenses and other current assets		318		586
Note receivable		-		1,215
Accounts payable		113		167
Related party payables		98		151
Accrued redemption points		(6)		9
Accrued expenses and other current liabilities		391		(110)
Operating lease liabilities		(474)		(354)
Deferred income		617		491
Net cash (used in) provided by operating activities		(294)		1,469
Cash flows from investing activities				
Purchase of property and equipment		(131)		(541)
Proceeds from sale of property and equipment		13		-
Purchase of leasehold improvements		(167)		(691)
Net cash used in investing activities		(285)		(1,232)
Cash flows from financing activities				
Repayment of long-term debt		(83)		(213)
Dividends paid		(425)		(953)
Net cash used in financing activities		(508)		(1,166)
Net decrease in cash		(1,087)		(929)
Cash, beginning of year		4,337		8,186
Cash, end of year	$	3,250	$	7,257
Supplemental disclosure of cash flow data:				
Interest paid	$	116	$	122
Cash paid for operating leases	$	569	$	444
Cash paid for income taxes	$	228	$	20

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Notes to Consolidated Financial Statements
(Unaudited)
(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC ("LLC") which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries that are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI has only holding company activities.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for recycling or repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste ("TCRW"), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

The Company's significant accounting policies were described in Note 2 to the audited consolidated financial statements included in the Company's Annual Report on Form 1-K for the year ended December 31, 2024, there have been no material changes to any of the significant accounting policies contained therein. In the opinion of management, all adjustments considered necessary for a fair presentation of these interim financial statements have been included.

In the first quarter of 2025, there was an internal reorganization of the parent company, which also impacted the Company. Therefore, the reportable segments previously disclosed in the Company's Annual Report on Form 1-K for the year ended December 31, 2024, were revisited.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM"), which in our case is our Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. Due to the re-segmentation that was implemented commencing January 1, 2025, prior period segment amounts have been recast to conform to the current segment presentation. The CODM evaluates, oversees, and manages the Company's operations and financial performance through one reportable segment at the consolidated level. See Note 12.

The Company's reportable segment derives revenue from recycling services that include designing and managing sponsored waste collection programs, direct sales of zero waste boxes, and commercial recycling of regulated and non-regulated waste. Revenues arise from fees for waste collection, processing, program management, and sales of repurposed materials.

Cost of Sales

Cost of sales represents expenses directly related to the services the Company provides to generate revenue. These costs include direct labor (warehouse personnel and driver salaries), raw materials, indirect costs: salaries and wages (for departments serving our customers and managing waste collections), warehouse depreciation, amortization of intangible assets related to our waste processing software, warehouse utilities, rent and taxes. In prior periods, some of these costs were presented as selling, general and administrative expenses. Due to the reclassification of certain selling, general & administrative expenses to cost of sales that was implemented effective January 1, 2025, the prior period statement of operations have been recast to conform to the current statement of operations presentation. Prior period presentation for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024
Cost of Sales	$ 8,707
Selling, general and administrative expenses	11,625

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09") to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company plans to adopt ASU 2023-09 at the effective date. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve the disclosures about a public business entity's expense in commonly presented expense captions. The amendments in this Update apply to all public business entities and effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

(Dollars in thousands, except share data)

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

The acquisition is accounted for in accordance with FASB ASC Topic 805, *Business Combinations* ("ASC 805"). Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of the Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

2024 Acquisition

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC ("NCRS") for a total Purchase Price of $4,573, net of cash acquired. NCRS provides specialty waste handling and recycling services in the New England area of the United States.

The Company believes that the information gathered to date provides a reasonable basis for the valuation of the fair value of assets acquired and liabilities assumed but the purchase price allocation for this acquisition is preliminary. The Company has recorded preliminary estimates for the acquisition and will record adjustments, if any, to the preliminary amounts upon finalization of the valuation. Such changes are not expected to be significant. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	NCRS Acquisition
Cash consideration	$ 3,613
Note payable	1,087
Working capital adjustment	33
Total purchase price	$ 4,733
Asset acquired:	
Cash	$ 160
Accounts receivable	390
Prepaid expenses	39
Fixed assets	249
Operating lease asset	721
Goodwill	1,781
Customer relationships	2,330
Total assets	5,670
Less liabilities assumed:	
Accounts payable	(107)
Short-term operating lease liability	(185)
Deferred liability	(109)
Long-term operating lease liability	(536)
Total liabilities	(937)
Net assets acquired	$ 4,733

The acquisition resulted in the recognition of goodwill in the Company's consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships asset is being amortized on a straight-line basis over a period of 15 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Customer relationships was valued using the multi-period excess earnings method of the income approach valuation.

Note 4- Inventory

Inventory consists of the following:

	June 30, 2025	December 31, 2024

Raw Materials	$ 1,521	$ 1,307
Finished Goods	271	314
	1,792	1,621
Less, reserve for obsolete inventory	(190)	(190)
Inventory, net	$ 1,602	$ 1,431

Note 5 - Property and Equipment

Property and equipment, net consists of the following as of June 30, 2025 and December 31, 2024:

	Estimated Useful lives	**June 30, 2025**	**December 31, 2024**
Land		$ 32	$ 32
Vehicles	5 years	294	294
Machinery and equipment	7 years	1,683	1,554
Buildings and improvements	39 years	10,244	10,078
Computer equipment	3 years	79	79
Furniture and fixtures	7 years	37	37
		12,369	12,074
Less accumulated depreciation		(1,508)	(1,247)
Property and equipment, net		$ 10,861	$ 10,827

For the six months ended June 30, 2025 and 2024, depreciation expense amounted to approximately $261 and $228, respectively.

Note 6 – Intangible Assets

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated Useful lives	**June 30, 2025**	**December 31, 2024**
Patents and trademarks	15 years	$ 1,557	$ 1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	4,406	4,406
Other intangibles	5 years	79	79
		7,514	7,514
Less accumulated amortization		(1,515)	(1,244)
Intangible assets, net		$ 5,999	$ 6,270

Amortization expense for the six months ended June 30, 2025 and 2024 was approximately $271 and $194, respectively.

(Dollars in thousands, except share data)

Note 7 - Related Party Transactions

On a regular basis, the Company enters various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as funding TCI to cover items, such as payroll.

On June 30, 2025 and December 31, 2024, the Company has a net related party short term receivable from TCI in the amount of $5,022 and $2,723, respectively. On June 30, 2025 and December 31, 2024 the Company has a net related party receivable from other subsidiaries of the parent company in the amount of $11 and $12, respectively, and has a net related party payable to other subsidiaries of the parent company in the amount of $390 and $292, respectively.

The Company allocated $200 and $57 for the six months ended June 30, 2025 and 2024, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Note 8 – Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis point). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such time be deemed to be 0.50%.

As of June 30, 2025, the Company had no outstanding balance on the Line of Credit.

Note 9 - Debt Obligations

On March 27, 2014, the Company entered a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. On February 7, 2024, the Company paid off the principal and accrued interest of $132. The mortgage note was payable in monthly installments of $2 which includes principal plus interest at 5.75%. The mortgage note payable was secured by the building. There was no balance outstanding under the mortgage note payable at June 30, 2025 and December 31, 2024, respectively.

On May 26, 2016, the Company entered a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $143 and $154 at June 30, 2025 and December 31, 2024, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,215 and $4,288 at June 30, 2025 and December 31, 2024, respectively.

(Dollars in thousands, except share data)

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2025 are as follows:

	Amount
2025 (excluding the six months ended June 30, 2025)	$ 86
2026	178
2027	187
2028	197
2029	207
Thereafter	3,503
Total	$ 4,358

Note 10 - Commitments and Contingencies

Leases

Under ASU Topic 842, *Leases*, the Company determined if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also include any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company's operating leases include one or more options to renew at the Company's sole discretion. The lease renewal option terms are generally for 12 months after the end of the original lease term. The determination of whether to include any renewal options in the lease term is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of June 30, 2025 and December 31, 2024.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company's base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company pays property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company's lessor. In December of 2023, the Company entered into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

Lease expense included in the consolidated statements of operations for the six months ended June 30, 2025 and 2024 is shown below:

	June 30, 2025	June 30, 2024
Operating lease expense	$ 587	$ 471
Short-term lease expense	187	85
Variable lease cost	280	271
Sublease rental income	(221)	(221)
Total lease expense	$ 833	$ 606

(Dollars in thousands, except share data)

The following is a schedule, by years of maturities of lease liabilities as of June 30, 2025:

	Total Operating Lease Payments
2025 (excluding the six months ended June 30, 2025)	$ 578
2026	1,095
2027	784
2028	616
2029	509
Thereafter	2,568
Total minimum lease payments	$ 6,150
Less amount representing imputed interest	(830)
Present value of lease obligations	$ 5,320
Weighted average remaining lease term (years)	3.2
Weighted average discount rate	3.82%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 11 – Stockholders' Equity

Voting Right, the holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Non-Voting Class A Preferred Stock ("Class A Preferred Stock") do not hold any voting or consent rights.

Dividends, the Company must declare a dividend equal to at least 50% of its after-tax profits earned in the prior fiscal year (as determined in the sole discretion of the board of directors) to be paid to the holders of its Common Stock and Class A Preferred Stock pro rata based on the relative number of shares that are outstanding as of the applicable record date.

Liquidation Preference, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A preferred stock are entitled to receive $1.00 per share from the assets of the Company available for distribution to its stockholders before any payment of such amount to the holders of Common Stock.

Repurchase Option, the Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value.

Conversion, upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

Note 12 - Segments

The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results the Chief Executive Officer who is also the Chief Operating Decision Maker ("CODM") regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. Our CODM does not evaluate the operating segment using asset or liability information. Consolidated net income is the measure of segment profit used by the CODM in making decisions regarding resource allocation and assessing performance, which is also reported on the consolidated statements of operations. The CODM relies on consolidated net income in making decisions regarding resource allocation and evaluating financial performance.

(Dollars in thousands, except share data)

The CODM does not review expense items at a level lower than the consolidated level. Information for the Company's reportable segment, including the reconciliation to income before income taxes, is provided in the following table for the six months ending June 30, 2025 and 2024:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
TCUSI Sales	$ 22,912	$ 20,600
Less:		
Cost of sales	12,651	11,552
Segment gross profit	**10,261**	**9,048**
Less:		
Selling, general and administrative expenses	4,120	2,634
Depreciation and amortization	532	422
Other segment items	3,854	5,727
Income before income taxes(1)	**$ 1,755**	**$ 265**

(1) Other segment items include certain operating expenses that are not regularly provided to the CODM and that are identifiable with that segment, including interest expense and intercompany transactions.

Note 13 – Subsequent Event

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations to split its designated "Common Stock" and "Preferred Stock" on a 100 for 1 basis. The total number of shares of Common Stock that the Company is authorized to issues was increased to 80,113,400 after the split. The total number of Preferred Stock that the Company is authorized to issue was increased to 30,113,400 after the split. Accordingly, all share and per share amounts for all periods presented in the condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

The Company has evaluated subsequent events from the balance sheet date through September 29, 2025, the issuance date of these unaudited interim consolidated financial statements.

TerraCycle US Inc.

Consolidated Financial Statements
For the Years Ended December 31, 2024 and 2023

TerraCycle US Inc.

Contents

<center>**Independent Auditors' Report**</center>

Board of Directors
TerraCycle US Inc.:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of TerraCycle US Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The accompanying consolidated financial statements of the Company as of December 31, 2023 and for the year then ended were audited by other auditors whose report thereon dated April 29, 2024, expressed an unmodified opinion on those financial statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

<center>F-3</center>

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG

Philadelphia, Pennsylvania
April 30, 2025

TerraCycle US Inc.
Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2024		December 31, 2023	
Assets				
Current Assets				
Cash	$	4,337	$	8,186
Accounts receivable, net of $273 and $120 respectively		5,175		5,313
Related party receivable, net		2,794		850
Note receivable		-		1,215
Inventory, net		1,431		1,635
Prepaid expenses and other current assets		511		1,252
Total current assets		14,248		18,451
Long term assets				
Property, plant and equipment, net		10,827		9,227
Operating lease right-of-use assets		5,600		4,919
Goodwill		4,245		2,464
Other intangible assets, net		6,270		4,379
Total assets	$	41,190	$	39,440
Liabilities and Stockholders' Equity				
Current liabilities				
Current portion of long-term debt	$	168	$	181
Short-term operating lease liabilities		1,132		571
Accounts payable		1,486		1,188
Related party payables		292		279
Accrued redemption points		495		473
Accrued expenses and other current liabilities		2,718		1,526
Deferred tax liability		565		246
Deferred income		3,964		4,387
Total current liabilities		10,808		8,851
Long-term debt, net of current portion		4,273		4,554
Long-term operating lease liabilities		4,633		4,469
Total liabilities		19,726		17,874
Commitment and contingencies (note 10)				
Stockholders' equity:				
Common stock, par value $0.001 per share, 1,500,000 shares authorized: 500,000 shares issued and outstanding at December 31, 2024 and 2023		-		-
Preferred stock, par value $0.0001 per share; 500,000 shares authorized: Non-voting Class A - 250,000 shares authorized: 196,173 and 196,142 shares issued and outstanding at December 31, 2024 and 2023, respectively; liquidation preference of $196,173 at December 31, 2024		-		-
Additional paid-in capital		18,751		18,751
Retained earnings		2,713		2,815
Total stockholders' equity		21,464		21,566
Total liabilities and stockholders' equity	$	41,190	$	39,440

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Operations

(In thousands)

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Net sales	$	43,125	$	43,283
Cost of sales		17,317		19,548
Gross profit		25,808		23,735
Operating expenses				
Selling, general and administrative expenses		24,543		22,382
Foreign currency exchange		5		2
Total operating expenses		24,548		22,384
Income from operations		1,260		1,351
Other (income) expenses:				
Interest income		(267)		(245)
Interest expense		270		254
Other expense		24		-
Total other expenses		27		9
Income before provision for income taxes		1,233		1,342
Provision for income taxes		382		389
Net income	$	851	$	953

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.
Consolidated Statements of Equity

(In thousands)

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Amount	Shares	Amount	Shares			
Balance at January 1, 2023	$ -	500	$ -	196	$ 18,748	$ 4,188	$ 22,936
Non-voting Class A preferred stock warrants exercised	-	-	-	-	3	-	3
Dividend distribution	-	-	-	-	-	(2,326)	(2,326)
Net income	-	-	-	-	-	953	953
Balance at December 31, 2023	-	500	-	196	18,751	2,815	21,566
Dividend distribution	-	-	-	-	-	(953)	(953)
Net income	-	-	-	-	-	851	851
Balance at December 31, 2024	**$ -**	**500**	**$ -**	**196**	**$ 18,751**	**$ 2,713**	**$ 21,464**

See accompanying notes to consolidated financial statements.

F-7

TerraCycle US Inc.
Consolidated Statements of Cash flows

(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities		
Net income	$ 851	$ 953
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	439	269
Depreciation	494	319
Deferred tax provision	210	394
Bad debts	153	(254)
Loss on disposal of property and equipment	24	-
Operating lease assets	860	548
Changes in operating assets and liabilities:		
Accounts receivable, net	375	1,065
Related party receivables, net	(1,944)	2,470
Inventory, net	203	75
Prepaid expenses and other current assets	780	(469)
Note receivable	1,215	(1,215)
Accounts payable	191	339
Related party payables	13	24
Accrued redemption points	22	31
Accrued expenses and other current liabilities	105	(496)
Operating lease liabilities	(815)	(509)
Deferred income	(423)	(683)
Net cash provided by operating activities	2,753	2,861
Cash flows from investing activities		
Purchase of property and equipment	(700)	(238)
Proceeds from sale of property and equipment	10	-
Purchase of building improvements	(1,179)	(1,692)
Acquisition of business, net of cash acquired	(3,486)	(6,613)
Net cash used in investing activities	(5,355)	(8,543)
Cash flows from financing activities		
Repayment of long-term debt	(294)	(309)
Proceeds from exercise of warrants	-	3
Dividends paid	(953)	(2,326)
Net cash used in financing activities	(1,247)	(2,631)
Net decrease in cash	(3,849)	(8,313)
Cash, beginning of year	8,186	16,499
Cash, end of year	$ 4,337	$ 8,186
Supplemental disclosure of cash flow data:		
Interest paid	$ 240	$ 237
Cash paid for operating leases	$ 978	$ 611
Cash paid for income taxes	$ 67	$ 962

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries that are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI has only holding company activities.

The Company is a subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2024 and 2023, overhead charges, which are primarily comprised of compensation and related benefits, were approximately $11,005 and $10,824, respectively. Corporate charges related to overhead were allocated to the Company based on revenue relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for recycling or repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental programs for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of TCUSI and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the revenue and expenses reported for the periods covered by the financial statements and certain amounts disclosed in the accompanying notes to the consolidated financial statements. Actual amounts could differ from those estimates and assumptions. The estimates affecting the consolidated financial statements include, but are not limited to, revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities, fair value of assets acquired and liabilities assumed in a business acquisition and commitments and contingencies.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The CODM reviews financial information presented for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, management has defined the business in four segments: 1) Sponsored Waste (“SW”), 2) Zero Waste Boxes (“ZWB”), 3) Material Sales (“MS”), and 4) Regulated Waste (“RW”).

(Dollars in thousands, except share data)

Accounts Receivable and Allowance for Credit Losses

The Company accounts for trade receivables at original invoice amount less a reserve for credit loss based on a review of all outstanding amounts. The allowance for credit loss is the Company's best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns of the Company's customers so that it can properly assess and respond to changes. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance when it is probable the receivable will not be recovered. The allowance for credit losses was $273 and $120 as of December 31, 2024 and 2023, respectively.

Note Receivable

On September 12, 2023, the Company through LLC, entered into a loan agreement with a waste processing facility in Canada operating as Services De Consultations Sinclair Inc. ("SCS). TC US LLC, being the sole customer to SCS, extended the loan to cover the cost of equipment needed by SCS to process waste collected for processing materials LLC collected. The balance of the note receivable was $0 and $1,215, at December 31, 2024 and 2023, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with high-credit quality financial institutions. At times, cash may exceed federally insured limits. These financial institutions have strong credit ratings and management believes the credit risk related to these deposits is minimal. The Company has not historically experienced any related losses.

The Company routinely assesses the financial strength of its customers and establishes an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends, and other information. The Company writes off accounts receivable as a charge to the allowance for credit losses when, in the Company's estimation, it is probable that the receivable is not collectible.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment and finite life intangible assets is computed and included in cost of goods sold and in selling, general and administrative expense, as appropriate. Long-lived assets, consisting primarily of property, plant and equipment, are stated at cost less accumulated depreciation. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful lives of the assets (buildings – 39 years, machinery and equipment – 5 to 7 years, computer hardware and software – 3 to 5 years, furniture and fixtures – 7 years, automobiles – 5 years, leasehold improvements – shorter of estimated useful life or lease term). Depreciation commences in the year the assets are placed into use. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations.

Finite life intangible assets consist primarily of patents, trademarks, certifications, permits, customer contracts and customer relationships, and amortized over periods ranging from five to fifteen years. Capitalized costs of finite life-intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization expense amounted to $439 and $269 for the years ended December 31, 2024 and 2023, respectively.

(Dollars in thousands, except share data)

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the assets exceed the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the assets exceed the fair value of the assets. There were no events that would indicate an impairment as of December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess of the consideration paid in an acquisition over the fair value of identifiable net assets acquired. Goodwill is not amortized but instead is subject to impairment testing on an annual basis, and between annual tests whenever events or changes in circumstances indicate that the fair value may be below its carrying amount. Impairment testing for goodwill is done at a reporting unit level in accordance with Accounting Standards Update (“ASU”) 2017-04 which is the RW segment in footnote 14. The Company is required to make certain assumptions and estimates regarding the fair value of the reporting units containing goodwill when assessing for impairment. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of impairment losses. The Company considers qualitative factors as part of its annual impairment assessment to determine whether it is more likely than not that a reporting unit’s carry value exceeds its fair value. If its qualitative assessment indicates that goodwill impairment is more likely than not, the Company will perform a quantitative impairment test. Alternatively, the Company may bypass the qualitative test and initiate a quantitative goodwill impairment testing, comparing the fair value of the reporting unit to its carrying value, including goodwill.

If the fair value of a reporting unit exceeds its carrying value, the Company concludes no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company will record a goodwill impairment loss for the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of the reporting unit’s goodwill. In 2024, the Company changed its annual impairment testing date from December 31 to October 1. The Company believes this change in the method of applying an accounting principle is preferable, as it allows for a more robust fair value assessment. This change in annual testing date does not delay, accelerate, or avoid an impairment charge. A significant amount of judgement is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in the Company’s expected future cash flows; a significant adverse change in legal factors or in the business climate of its segments; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and the Company’s consolidated financial results. The Company performed a quantitative impairment assessment with no impairment charges recorded for the years ended December 31, 2024 and 2023, respectively.

Foreign Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Financial Accounting Standards Board (FASB) ASC Topic 830, *Foreign Currency Matters*. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2024 and 2023, the Company recognized a foreign currency transaction loss of $5 and $2, respectively.

(Dollars in thousands, except share data)

Income Taxes

The Company follows the FASB guidance, specifically ASC 740-10, *Uncertain Tax Positions*, for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken while preparing the Parent Company's tax returns to determine whether the tax positions will more-likely-than-not be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2021 through 2023 tax years are still subject to tax examinations at the federal, state, and local level.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods, is stated at the lower of cost or net realizable value. The Company uses estimates in determining the level of reserves required to state inventory at the lower of cost or net realizable value. The Company's estimates are based on market activity levels for slow-moving items and the physical condition of the products. Changes in any of these factors may result in adjustments to the carrying value of inventory.

Revenue Recognition

Revenue is recognized when (1) a contract with a customer exists, (2) performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer, (3) the transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products or services to the customer, (4) the transaction price is allocated to the performance obligations in the contract, and (5) the Company satisfies performance obligations.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of $2,148 and $3,079 is included in deferred income at December 31, 2024 and 2023, respectively.

The Company also receives a variable fee, usually billed monthly, for the collection and recycling of waste. Revenue is deferred until such waste is processed. An unearned amount of $1,816 and $1,307 is included in deferred revenue at December 31, 2024 and 2023, respectively.

Merchandise sold is recorded as revenue upon shipment.

Shipping Costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2024 and 2023, shipping and handling costs were $5,254 and $6,687, respectively.

(Dollars in thousands, except share data)

Advertising Costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2024 and 2023, advertising expenses amounted to $1,163 and $1,079, respectively.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program's rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2024 and 2023, this liability amounted to $495 and $473, respectively.

Recently Adopted Accounting Pronouncements

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07") to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The amendments in ASU 2023-07 apply to all public entities that are required to report segment information in accordance with Topic 280, *Segment Reporting*. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023. The Company adopted the new standard as of December 31, 2024, with retrospective application. This change did not have a significant impact on the Company's financial statements and disclosures. See Note 14 – Segments for further discussion.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09") to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company plans to adopt ASU 2023-09 at the effective date. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve the disclosures about a public business entity's expense in commonly presented expense captions. The amendments in this Update apply to all public business entities and effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

(Dollars in thousands, except share data)

The acquisitions are accounted for in accordance with FASB ASC Topic 805, *Business Combinations* ("ASC 805"). Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of the Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

2024 Acquisition

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC ("NCRS") for a total Purchase Price of $4,573, net of cash acquired. NCRS provides specialty waste handling and recycling services in the New England area of the United States.

The Company believes that the information gathered to date provides a reasonable basis for the valuation of the fair value of assets acquired and liabilities assumed but the purchase price allocation for this acquisition is preliminary. The Company has recorded preliminary estimates for the acquisition and will record adjustments, if any, to the preliminary amounts upon finalization of the valuation. Such changes are not expected to be significant. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	NCRS Acquisition
Cash consideration	$ 3,613
Note payable	1,087
Working capital adjustment	33
Total purchase price	$ 4,733
Asset acquired:	
Cash	$ 160
Accounts receivable	390
Prepaid expenses	39
Fixed assets	249
Operating lease asset	721
Goodwill	1,781
Customer relationships	2,330
Total assets	5,670
Less liabilities assumed:	
Accounts payable	(107)
Short-term operating lease liability	(185)
Deferred liability	(109)
Long-term operating lease liability	(536)
Total liabilities	(937)
Net assets acquired	$ 4,733

(Dollars in thousands, except share data)

The acquisition resulted in the recognition of goodwill in the Company's consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships asset is being amortized on a straight-line basis over a period of 15 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Customer relationships was valued using the multi-period excess earnings method of the income approach valuation.

Net sales and net income attributable to the acquisition from the date of acquisition through December 31, 2024, were $1,439, and $135, respectively. The Company incurred expenses related to transaction fees of approximately $46. These transaction fees have been expensed in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2024.

Pro Forma Financial Information (Unaudited): The unaudited pro forma results presented below include the results of the NCRS acquisition as if it had been consummated as of January 1, 2023. The unaudited pro forma results include the amortization associated with acquired intangible assets and the estimated tax effect of adjustments to income before income taxes. Material non-recurring charges, including direct acquisition costs, directly attributable to the transaction are excluded. In addition, the unaudited pro forma results do not include any expected benefits of the acquisition. Accordingly, the unaudited pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2023.

	Year Ended December 31,	
	2024	**2023**
Pro forma net sales	$ 45,779	$ 47,472
Pro forma net income	1,703	2,124

(Dollars in thousands, except share data)

2023 Acquisition

On May 31, 2023, the Company acquired 100% of the securities of Complete Recycling Solutions, LLC ("CRS") for total Purchase Price of $6,649. CRS is a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

		CRS Acquisition
Cash consideration	$	6,577
Working capital adjustment		72
Total purchase price	$	6,649
Asset acquired:		
Cash	$	36
Accounts receivable		697
Inventory		59
Other current assets		133
Fixed assets		766
Operating lease asset		3,949
Goodwill		1,511
Certifications and permits		1,472
Current contracts		79
Customer relationships		2,076
Total assets		10,778
Less liabilities assumed:		
Accounts payable		(9)
Short-term operating lease liability		(320)
Other current liabilities		(171)
Long-term operating lease liability		(3,629)
Total liabilities		(4,129)
Net assets acquired	$	6,649

(Dollars in thousands, except share data)

The acquisition resulted in the recognition of goodwill in the Company's consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships and certification and permits assets are being amortized on a straight-line basis over a period of 15 years. The current contracts are being amortized on a straight-line basis over a period of 5 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Current contracts and customer relationships were valued using the multi-period excess earnings method of the income approach valuation, while certifications and permits were valued using the replacement cost new less depreciation method of the cost approach valuation.

Net sales and net income attributable to the acquisition from the date of acquisition through December 31, 2023, were $3,250, and $261, respectively. The Company incurred expenses related to transaction fees of approximately $242. This transaction fees have been expensed in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2023.

Note 4 - Inventory

Inventory consists of the following:

	2024	2023
Raw Materials	$ 1,307	$ 1,683
Finished Goods	314	177
	1,621	1,860
Less reserve for obsolete inventory	(190)	(225)
Inventory, net	$ 1,431	$ 1,635

Note 5 - Property and Equipment

Property and equipment, net consists of the following as of December 31, 2024 and 2023:

	Estimated Useful lives	December 31, 2024	December 31, 2023
Land		$ 32	$ 32
Vehicles	5 years	294	271
Machinery and equipment	7 years	1,554	1,072
Buildings and improvements	39 years	10,078	8,898
Computer equipment	3 years	79	379
Furniture and fixtures	7 years	37	55
		12,074	10,707
Less accumulated depreciation		(1,247)	(1,480)
Property and equipment, net		$ 10,827	$ 9,227

For the years ended December 31, 2024 and 2023, depreciation expense amounted to approximately $494 and $319, respectively. During the year, the Company disposed and wrote-off $1,366 in assets, with a carrying value of $1,332 resulting in a loss on disposal of $34 with $10 received in cash.

(Dollars in thousands, except share data)

Note 6 – Goodwill and Intangible Assets

Goodwill is tested at the reporting unit level annually for impairment and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2024, the Company changed its annual testing date from December 31 to October 1. The Company believes this change in the method of applying an accounting principle is preferrable, as it will alleviate the resource constraints that historically existed during the fourth quarter. This change in annual testing date does not delay, accelerate, or avoid an impairment charge. There was no impairment of goodwill as a result of the Company's annual impairment assessments conducted for the years ended December 31, 2024 and 2023.

The following table sets forth the changes in the carrying amount of Goodwill for the year ended December 31, 2024:

	Consolidated
Balance as of December 31, 2022	$ 953
Acquisition	1,511
Balance as of December 31, 2023	2,464
Acquisition	1,781
Balance as of December 31, 2024	$ 4,245

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated Useful lives	December 31, 2024	December 31, 2023
Patents and trademarks	15 years	$ 1,557	$ 1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	4,406	2,076
Other intangibles	5 years	79	79
		7,514	5,184
Less accumulated amortization		(1,244)	(805)
Intangible assets, net		$ 6,270	$ 4,379

Amortization expense for the years ended December 31, 2024 and 2023 was approximately $439 and $269, respectively.

(Dollars in thousands, except share data)

Estimated future amortization expense at December 31, 2024 for the next five years and in aggregate are as follows:

Year	Amount
2025	$ 561
2026	519
2027	511
2028	511
2029	511
Thereafter	3,657
Total	$ 6,270

Note 7 - Related Party Transactions

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll. On December 31, 2024 and December 31, 2023, the Company had a net related party short term receivable from TCI in the amount of $2,723 and $720, respectively. On December 31, 2024 and December 31, 2023 the Company has a net related party receivable from other subsidiaries of TCI in the amount of $12 and $130, respectively, and has a net related party payable to other subsidiaries of TCI in the amount of $292 and $279, respectively. The Company entered into a term loan agreement with TCI on July 1, 2019, as amended (as one of these transactions), under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2026. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made.

(Dollars in thousands, except share data)

Note 8 – Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement ("Line of Credit") with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate ("SOFR"). This is the rate per annum equal to Term SOFR for an interest period of one month's duration plus 0.11448% (11.448 basis point). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50%. As of December 31, 2024, the Company had no outstanding balance on the Line of Credit.

Note 9 - Debt Obligations

On March 27, 2014, the Company entered a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. On February 7, 2024, the Company paid off the principal and accrued interest of $132. The mortgage note was payable in monthly installments of $2 which includes principal plus interest at 5.75%. The mortgage note payable was secured by the building. The amount outstanding under the mortgage note payable was $0 and $135 on December 31, 2024 and 2023, respectively.

On May 26, 2016, the Company entered a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $154 and $174 at December 31, 2024 and 2023, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,288 and $4,426 on December 31, 2024 and 2023, respectively.

(Dollars in thousands, except share data)

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2024 are as follows:

Years ended December 31,	Amount
2025	$ 168
2026	178
2027	187
2028	197
2029	207
Thereafter	3,504
Total	$ 4,441

Note 10 - Commitments and Contingencies

Leases

Under ASU Topic 842, *Leases*, the Company determined if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The rate implicit to the Company's leases are not readily determinable. The Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also includes any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company's operating leases include one or more options to renew at the Company's sole discretion. The lease renewal option terms are generally for 12 months after the end of the original lease term. The determination of whether to include any renewal options in the lease term is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of December 31, 2024 and 2023.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company's base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company pays property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company's lessor. In December of 2023, the Company entered into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

(Dollars in thousands, except share data)

Lease expense included in the consolidated statements of operations for the years ended December 31, 2024 and 2023 is shown below:

	December 31, 2024	December 31, 2023
Operating lease expense	$ 1,023	$ 650
Short-term lease expense	636	431
Variable lease cost	353	481
Sublease rental income	(443)	(35)
Total lease expense	$ 1,569	$ 1,527

The following is a schedule, by years of maturities of lease liabilities as of December 31, 2024:

Years Ending December 31,	Total Operating Lease Payments
2025	$ 1,132
2026	1,078
2027	784
2028	616
2029	509
Thereafter	2,568
Total minimum lease payments	$ 6,687
Less amount representing imputed interest	(922)
Present value of lease obligations	$ 5,765

Weighted average remaining lease term (years)	3.7
Weighted average discount rate	3.82%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 11 - Benefit Plan

The Company maintains a 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”) for qualified employees who elect to participate. The terms of the 401(k) Plan define qualified employees as those who work an average of thirty hours a week or more and have completed at least thirty days of service. The Company matches employee contributions equal to 100% of salary deferrals that do not exceed 3% of employee compensation plus 50% of salary deferrals between 3% and 5% of employee compensation. For the years ended December 31, 2024 and 2023, the Company recognized expense amounting to $236 and $201, respectively, which is included in either cost of sales or selling, general and administrative expenses in the consolidated statements of operations depending on where the respective employee’s salary is recorded.

(Dollars in thousands, except share data)

Note 12 - Income Tax Provision

The provision for income taxes consists of the following:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Current:		
Federal	$ 140	$ (86)
State	32	82
Total current provision (benefit)	172	(4)
Deferred:		
Federal	196	351
State	14	42
Total deferred provision	210	393
Total income tax provision	$ 382	$ 389

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company's deferred tax liability for federal income taxes as of December 31, 2024 and December 31, 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Deferred tax asset:		
Lease liability	$ 1,557	$ 1,257
Inventory reserve	113	116
Accrued expenses	42	19
Federal net operating loss and AMT credits	-	49
Other assets	-	3
Deferred tax asset	1,712	1,444
Deferred tax liability:		
Right-of-use asset	(1,512)	(1,227)
Property and equipment	(627)	(463)
Other assets	(138)	-
Deferred tax liability	(2,277)	(1,690)
Net deferred tax	$ (565)	$ (246)

(Dollars in thousands, except share data)

The Company does not have unrecognized tax benefits as of December 31, 2024 or December 31, 2023. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Effective January 1, 2022, the Company is subject to mandatory capitalization of Section 174 research and development expenditures. The capitalized expenses are subject to amortization over five and fifteen years for expenses incurred within the U.S. and outside of U.S., respectively.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2024 and 2023 is as follows:

Rate Reconciliation	**2024**	**2023**
Federal tax benefit at statutory rate	21.0%	21.0%
State tax, net of federal benefit	3.6	12.9
Deferred tax	0.1	(0.1)
Permanent differences	2.0	0.5
Other	4.3	(5.2)
	30.0%	29.1%

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company's 2021-2023 tax years remain open and subject to examination.

Note 13 – Stockholders' Equity

Voting Right, the holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Non-Voting Class A Preferred Stock ("Class A Preferred Stock") do not hold any voting or consent rights.

Dividends, the Company must declare a dividend equal to at least 50% of its after-tax profits earned in the prior fiscal year (as determined in the sole discretion of the board of directors) to be paid to the holders of its Common Stock and Class A Preferred Stock pro rata based on the relative number of shares that are outstanding as of the applicable record date.

(Dollars in thousands, except share data)

Liquidation Preference, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A preferred stock are entitled to receive $1.00 per share from the assets of the Company available for distribution to its stockholders before any payment of such amount to the holders of Common Stock.

Repurchase Option, the Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value.

Conversion, upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

Note 14 - Segments

The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results the Chief Executive Officer who is also the CODM regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment's net sales and operating income, which includes certain corporate overhead allocations. The CODM does not review expense items at a level lower than those presented in the table below.

Information for the Company's segments, as well as certain corporate operating and non-operating results that are used internally to measure and evaluate the business, including the reconciliation to income before income taxes, and is provided in the following table:

		SW	ZWB	MS	RW	CORP	TOTAL
Year Ended December 31, 2024							
Net Sales	$	12,804	15,343	2,598	12,885	(505)	43,125
Income (loss) before income taxes	$	(861)	1,588	(481)	380	607	1,233
Year Ended December 31, 2023							
Net Sales	$	15,004	16,193	2,572	9,665	(151)	43,283
Income (loss) before income taxes	$	218	1,231	(344)	315	(77)	1,343